Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No.1 to the Registration Statement (No. 333-299024) on Form S-1 of Retension Pharmaceuticals, Inc. (the “Company”) of our report dated March 26, 2026, except for the effects of the restatement described in Note 3, as to which the date is July 31, 2026 , and except for the effects of the 1-for-6.21 reverse stock split described in Note 1, as to which the date is October 3, 2026, with respect to our audit of the consolidated financial statements of Retension Pharmaceuticals, Inc. contained in the Prospectus, which is part of this Registration Statement. Our report includes an explanatory paragraph as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

October 5, 2026